Filed by TPG Pace Tech Opportunities Corp. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TPG Pace Tech Opportunities Corp. Commission File No.: 001-39595 Analyst Day Presentation + Q1 Results Addendum May 2021 © Nerdy 2020. Conﬁdential and proprietary. 1Filed by TPG Pace Tech Opportunities Corp. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TPG Pace Tech Opportunities Corp. Commission File No.: 001-39595 Analyst Day Presentation + Q1 Results Addendum May 2021 © Nerdy 2020. Conﬁdential and proprietary. 1

2 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) and TPG Pace based in part upon market information and statistics provided by These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance prepared in accordance various third-party sources, upon which they rely and which it believes to be reliable; however, the accuracy or completeness of any such with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other third-party information has not been independently verified. The information contained herein does not purport to be all-inclusive and TPG Pace performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and and the Company makes no representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that contained in this presentation. these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its trends This presentation contains financial forecasts prepared by TPG Pace for its board prior to the signing of the business combination with respect to and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these certain financial metrics of the Company, including, but not limited to, revenues, gross profit, enterprise values, operating expenses, Adjusted non-GAAP measures and their nearest GAAP equivalents. EBITDA and free cash flow, which are being provided for illustrative purposes only. Neither TPG Pace’s nor the Company’s independent auditors has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these measures. This presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts of this presentation. Furthermore, TPG Pace’s due diligence review of the Company’s business and financial statements remains ongoing. As a that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no result, because the financial forecasts and projections in this presentation were prepared by TPG Pace and not by the management of the disclosure of estimated comparable GAAP measures is included and no reconciliation of certain historical and forward looking non-GAAP Company, these financial forecasts and projections should not be relied upon as being necessarily indicative of future results and may be financial measures is included. impacted by findings made in TPG Pace’s due diligence process. This financial forecast was developed in concert by TPG Pace and the This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for Company. Neither TPG Pace nor the Company undertakes any commitment to update or revise the projections, whether as a result of new purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, information, future events, or otherwise. sponsored, or affiliated with any trademark owner, other than those associated with the Company. In addition to the financial forecasts referenced above, this Presentation includes certain other forward-looking statements regarding future No Offer or Solicitation performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company’s services, and other matters, which This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, outside the control of TPG Pace and the Company; and (iii) should not be regarded as a representation by TPG Pace or the Company that such issuance or transfer or securities in any jurisdiction in contravention of applicable law. estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus differ materially from those presented in the prospective financial information. Legacy Businesses defined as Veritas Prep and First Tutors. meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Further, the Company projections exclude or otherwise do not account for the following: (i) non-recurring expenses, including de-SPAC Important Information For Investors and Shareholders transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit In connection with the proposed business combination, TPG Pace has filed a registration statement on Form S-4 and the related proxy Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the statement/prospectus with the SEC. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual results can be expected to vary and those business combination. The materials to be filed TPG Pace with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they Company or that actual results will not differ materially from those presented in the prospective financial information. become available before making any voting or investment decision with respect to the proposed business combination because they will contain In furnishing this Presentation, TPG Pace and the Company undertakes no obligation to provide you with access to any additional information. important information about the business combination and the parties to the business combination. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been Participants in the Solicitation no change in the business or affairs of the Company since the date hereof. TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG This presentation includes non-GAAP financial measures, including net sales, adjusted EBITDA (loss), and free cash flow (“FCF”). Net sales Pace's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information represents client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts regarding the names, affiliations and interests of certain of TPG Pace's executive officers and directors in the solicitation by reading the from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the business combination and other depreciation and amortization expense, non-cash compensation expense and other non-recurring items. FCF is the sum of operating cash flow relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the and capital expenditures. interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus. © Nerdy / TPG Pace Tech Opportunities Corp. 20212 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) and TPG Pace based in part upon market information and statistics provided by These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance prepared in accordance various third-party sources, upon which they rely and which it believes to be reliable; however, the accuracy or completeness of any such with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other third-party information has not been independently verified. The information contained herein does not purport to be all-inclusive and TPG Pace performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and and the Company makes no representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that contained in this presentation. these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its trends This presentation contains financial forecasts prepared by TPG Pace for its board prior to the signing of the business combination with respect to and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these certain financial metrics of the Company, including, but not limited to, revenues, gross profit, enterprise values, operating expenses, Adjusted non-GAAP measures and their nearest GAAP equivalents. EBITDA and free cash flow, which are being provided for illustrative purposes only. Neither TPG Pace’s nor the Company’s independent auditors has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these measures. This presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts of this presentation. Furthermore, TPG Pace’s due diligence review of the Company’s business and financial statements remains ongoing. As a that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no result, because the financial forecasts and projections in this presentation were prepared by TPG Pace and not by the management of the disclosure of estimated comparable GAAP measures is included and no reconciliation of certain historical and forward looking non-GAAP Company, these financial forecasts and projections should not be relied upon as being necessarily indicative of future results and may be financial measures is included. impacted by findings made in TPG Pace’s due diligence process. This financial forecast was developed in concert by TPG Pace and the This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for Company. Neither TPG Pace nor the Company undertakes any commitment to update or revise the projections, whether as a result of new purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, information, future events, or otherwise. sponsored, or affiliated with any trademark owner, other than those associated with the Company. In addition to the financial forecasts referenced above, this Presentation includes certain other forward-looking statements regarding future No Offer or Solicitation performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company’s services, and other matters, which This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, outside the control of TPG Pace and the Company; and (iii) should not be regarded as a representation by TPG Pace or the Company that such issuance or transfer or securities in any jurisdiction in contravention of applicable law. estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus differ materially from those presented in the prospective financial information. Legacy Businesses defined as Veritas Prep and First Tutors. meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Further, the Company projections exclude or otherwise do not account for the following: (i) non-recurring expenses, including de-SPAC Important Information For Investors and Shareholders transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit In connection with the proposed business combination, TPG Pace has filed a registration statement on Form S-4 and the related proxy Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the statement/prospectus with the SEC. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual results can be expected to vary and those business combination. The materials to be filed TPG Pace with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they Company or that actual results will not differ materially from those presented in the prospective financial information. become available before making any voting or investment decision with respect to the proposed business combination because they will contain In furnishing this Presentation, TPG Pace and the Company undertakes no obligation to provide you with access to any additional information. important information about the business combination and the parties to the business combination. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been Participants in the Solicitation no change in the business or affairs of the Company since the date hereof. TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG This presentation includes non-GAAP financial measures, including net sales, adjusted EBITDA (loss), and free cash flow (“FCF”). Net sales Pace's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information represents client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts regarding the names, affiliations and interests of certain of TPG Pace's executive officers and directors in the solicitation by reading the from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the business combination and other depreciation and amortization expense, non-cash compensation expense and other non-recurring items. FCF is the sum of operating cash flow relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the and capital expenditures. interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

3 “ Wisdom is not a product of schooling, but a lifelong attempt to acquire it. - Albert Einstein © Nerdy / TPG Pace Tech Opportunities Corp. 2021 3 “ Wisdom is not a product of schooling, but a lifelong attempt to acquire it. - Albert Einstein © Nerdy / TPG Pace Tech Opportunities Corp. 2021

4 4 4 © Nerdy / TPG Pace Tech Opportunities Corp. 2021 connecting © Nerdy 4 4 4 © Nerdy / TPG Pace Tech Opportunities Corp. 2021 connecting © Nerdy

5 5 Flagship Business: Leading platform for live, online instruction 1 4.7M+ hours 2020 Live Instruction Hours 1 3,000+ subjects broadly distributed across diverse audiences Legacy Businesses: 1. Leading online instruction platform in the United States claim based on live hours in 2020 and subject breadth. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 20215 5 Flagship Business: Leading platform for live, online instruction 1 4.7M+ hours 2020 Live Instruction Hours 1 3,000+ subjects broadly distributed across diverse audiences Legacy Businesses: 1. Leading online instruction platform in the United States claim based on live hours in 2020 and subject breadth. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

6 The Impact of Live, Personalized Learning 50th percentile 15th 84th percentile percentile 1 2 standard deviations of improvement 2nd 98th percentile percentile Multiple academic studies have PROVEN the effectiveness of live instruction on improving Tutoring Effect learning results PERSONALIZED and LIVE instruction is critical to the experience and is the essence of what makes Nerdy unique Low Performers Class Average High Performers C- and below C- to B+ Grades A- and higher Higher than software-driven instruction 2 35% Human tutoring can result in classroom test scores 35% higher than software-driven tutoring 1. Bloom, B.S. (1984). “The 2 Sigma problem: The search for methods of group instruction as effective as one-on-one tutoring.” Educational Researcher 13, 4-16. 2. Reif, F. & Scott, L.A. (1999). “Teaching scientific thinking skills: Students and computers coaching each other.” American Journal of Physics, 67, 819-381. © Nerdy / TPG Pace Tech Opportunities Corp. 20216 The Impact of Live, Personalized Learning 50th percentile 15th 84th percentile percentile 1 2 standard deviations of improvement 2nd 98th percentile percentile Multiple academic studies have PROVEN the effectiveness of live instruction on improving Tutoring Effect learning results PERSONALIZED and LIVE instruction is critical to the experience and is the essence of what makes Nerdy unique Low Performers Class Average High Performers C- and below C- to B+ Grades A- and higher Higher than software-driven instruction 2 35% Human tutoring can result in classroom test scores 35% higher than software-driven tutoring 1. Bloom, B.S. (1984). “The 2 Sigma problem: The search for methods of group instruction as effective as one-on-one tutoring.” Educational Researcher 13, 4-16. 2. Reif, F. & Scott, L.A. (1999). “Teaching scientific thinking skills: Students and computers coaching each other.” American Journal of Physics, 67, 819-381. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

7 Live Learning Our personalized live, Independent Tutors online platform is well 1 positioned in the $62bn direct-to-consumer learning market Ofﬂine Online <10% of learners think the quality of instruction is better pre-recorded than 2 it is live Asynchronous Learning 1. Projected. Technavio, US Private Tutoring Market (2020-2024); Technavio, US Test Preparation Market (2020-2024); IBISWorld: Fine Arts Schools in the US (16-Jun-2020). 2. Survey of 1,000 Parents of K-12 students conducted by Halsted Strategy Group, Nov 2020. Note: The use of any trademarks, names, or logos are for informational purposes only and does not imply any express or implied endorsement by their respective owners or agreement with where placed by the Company within the chart itself. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 7 Live Learning Our personalized live, Independent Tutors online platform is well 1 positioned in the $62bn direct-to-consumer learning market Ofﬂine Online <10% of learners think the quality of instruction is better pre-recorded than 2 it is live Asynchronous Learning 1. Projected. Technavio, US Private Tutoring Market (2020-2024); Technavio, US Test Preparation Market (2020-2024); IBISWorld: Fine Arts Schools in the US (16-Jun-2020). 2. Survey of 1,000 Parents of K-12 students conducted by Halsted Strategy Group, Nov 2020. Note: The use of any trademarks, names, or logos are for informational purposes only and does not imply any express or implied endorsement by their respective owners or agreement with where placed by the Company within the chart itself. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

Small Group Classes Average 5-15 participants Adaptive Self Study Adaptive Self Study Assessments & Practice Problems Assessments & Practice Problems One-on-One Personal Instruction Large Group Classes 500-50K participants 8 A Comprehensive Small Group Classes Small Group Classes Learning Destination Average 5-15 participants Large Group Classes Going beyond one-on-one to meet more learning needs Adaptive Self Study Assessments & Practice Problems A continuous, multi-format One-on-One Personal Instruction learning experience Large Group Classes 500-50K participants One-on-One Personal Instruction Adaptive Self Study Assessments & Practice Problems One-on-One Small Group Classes Instruction Average 5-15 participants Large Group Classes Adaptive 500-50K participants Self Study © Nerdy / TPG Pace Tech Opportunities Corp. 2021Small Group Classes Average 5-15 participants Adaptive Self Study Adaptive Self Study Assessments & Practice Problems Assessments & Practice Problems One-on-One Personal Instruction Large Group Classes 500-50K participants 8 A Comprehensive Small Group Classes Small Group Classes Learning Destination Average 5-15 participants Large Group Classes Going beyond one-on-one to meet more learning needs Adaptive Self Study Assessments & Practice Problems A continuous, multi-format One-on-One Personal Instruction learning experience Large Group Classes 500-50K participants One-on-One Personal Instruction Adaptive Self Study Assessments & Practice Problems One-on-One Small Group Classes Instruction Average 5-15 participants Large Group Classes Adaptive 500-50K participants Self Study © Nerdy / TPG Pace Tech Opportunities Corp. 2021

9 Nerdy by the Numbers 9 $35M +100% 68% 2 1 Total Revenue Online Revenue Growth Gross Margin Q1-21 Q1-21 YoY Growth Q1-21 +67% +186% 3 4 Active Learner Growth Online Session Growth Q1-21 YoY Growth Q1-21 YoY Growth >3x 68 >500K 5 6 LTV/CAC 2020 Paid Learner Avg. NPS Score Learners Accessed Free Classes 2020 1. Q1 2021 total revenue shown on U.S. GAAP basis. 2. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. 3. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 4. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. 5. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months and forecasted revenue for future periods, minus actual and forecasted cost of goods sold, extrapolating full-quarter trends since transition to 100% online and launch of multi-learning destination strategy. Customer Acquisition Cost (“CAC”) defined as Q4-20 “Sales & Marketing Expense” to acquire a new customer, excluding test marketing spend, defined as marketing expense for free classes, School at Home, television and test marketing, and excluding payroll or outside consultant expenses. Amounts exclude Legacy Businesses and VT+. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. 6. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Note: Quarterly financial information is unaudited. 99 Nerdy by the Numbers 9 $35M +100% 68% 2 1 Total Revenue Online Revenue Growth Gross Margin Q1-21 Q1-21 YoY Growth Q1-21 +67% +186% 3 4 Active Learner Growth Online Session Growth Q1-21 YoY Growth Q1-21 YoY Growth >3x 68 >500K 5 6 LTV/CAC 2020 Paid Learner Avg. NPS Score Learners Accessed Free Classes 2020 1. Q1 2021 total revenue shown on U.S. GAAP basis. 2. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. 3. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 4. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. 5. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months and forecasted revenue for future periods, minus actual and forecasted cost of goods sold, extrapolating full-quarter trends since transition to 100% online and launch of multi-learning destination strategy. Customer Acquisition Cost (“CAC”) defined as Q4-20 “Sales & Marketing Expense” to acquire a new customer, excluding test marketing spend, defined as marketing expense for free classes, School at Home, television and test marketing, and excluding payroll or outside consultant expenses. Amounts exclude Legacy Businesses and VT+. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. 6. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Note: Quarterly financial information is unaudited. 9

10 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 73% Are more likely to use 30% online learning compared to CAGR 2 a year ago 92% Plan to use online learning 2 services going forward 15 Years 7 Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, April 2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1010 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 73% Are more likely to use 30% online learning compared to CAGR 2 a year ago 92% Plan to use online learning 2 services going forward 15 Years 7 Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, April 2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 10

11 COVID Impact and Recovery 2020 2021 and Beyond Created Short Term Challenges Headwinds Turn to Tailwinds Some schools went to optional grading, many We expect consumer need for supplemental help to standardized tests and professional exams were grow as students look to catch up academically. suspended, which led to declines in demand for our Standardized and professional testing resumes solutions We Responded with Innovation Accelerated Trend Toward Online We ﬁnished our transition to delivering live instruction Consumers realized superior convenience, quality and value of online experience vs. ofﬂine 100% online. Invested in new products & integrated learning formats into single destination. Improved unit level economics and free cash ﬂow © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1111 COVID Impact and Recovery 2020 2021 and Beyond Created Short Term Challenges Headwinds Turn to Tailwinds Some schools went to optional grading, many We expect consumer need for supplemental help to standardized tests and professional exams were grow as students look to catch up academically. suspended, which led to declines in demand for our Standardized and professional testing resumes solutions We Responded with Innovation Accelerated Trend Toward Online We ﬁnished our transition to delivering live instruction Consumers realized superior convenience, quality and value of online experience vs. ofﬂine 100% online. Invested in new products & integrated learning formats into single destination. Improved unit level economics and free cash ﬂow © Nerdy / TPG Pace Tech Opportunities Corp. 2021 11

12 COVID-19 Recovery 1 Nationwide Inquiry Growth Nationwide Re-opening has led to accelerating growth in inquiries for Nerdy solutions Growth in “open” areas has accelerated at higher rates than areas that have remained closed and are still predominantly using online or hybrid learning Re-opening is expected to serve as a growth catalyst throughout the remainder of the year 1. Inquiry growth from October 2020 - March 2021 as compared to the same period two years prior. Amounts exclude Legacy Businesses and VT+. © Nerdy / TPG Pace Tech Opportunities Corp. 202112 COVID-19 Recovery 1 Nationwide Inquiry Growth Nationwide Re-opening has led to accelerating growth in inquiries for Nerdy solutions Growth in “open” areas has accelerated at higher rates than areas that have remained closed and are still predominantly using online or hybrid learning Re-opening is expected to serve as a growth catalyst throughout the remainder of the year 1. Inquiry growth from October 2020 - March 2021 as compared to the same period two years prior. Amounts exclude Legacy Businesses and VT+. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

13 Improving Access to High Quality Learning Resources Free Live Online Classes Free Assessments & Practice Tools 20M+ 3M+ 2 Practice Problems Hours of Free Live 1 taken in 2020 Instruction in 2020 We provide multiple, high quality learning resources completely FREE of charge. Our resources improve access and reach millions of Learners 2 1. Defined as the number of attendees in free class sessions during 2020. 2. Defined as the number of free practice problems taken during 2020. Note: The individual depicted above is referenced for his historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1313 Improving Access to High Quality Learning Resources Free Live Online Classes Free Assessments & Practice Tools 20M+ 3M+ 2 Practice Problems Hours of Free Live 1 taken in 2020 Instruction in 2020 We provide multiple, high quality learning resources completely FREE of charge. Our resources improve access and reach millions of Learners 2 1. Defined as the number of attendees in free class sessions during 2020. 2. Defined as the number of free practice problems taken during 2020. Note: The individual depicted above is referenced for his historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 13

14 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Dan Lee Founder, Chairman & CEO President & Chief Operating Oﬃcer Chief Financial Oﬃcer Chief Product Oﬃcer Chief Marketing Oﬃcer Chief Analytics Oﬃcer Chris Swenson Mike Dierken Fred Howard Karthik Anbalagan Craig Pape Chief Legal Oﬃcer Chief Technology Oﬃcer Chief Institutional Business Oﬃcer Chief Audience Oﬃcer Chief Marketplace Operations Oﬃcer Note: The use of any trademarks, names, or logos are for informational purposes only related to each management team members historical experience with/and or association therewith, and does not imply any express or implied endorsement by their respective owners. © Nerdy / TPG Pace Tech Opportunities Corp. 202114 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Dan Lee Founder, Chairman & CEO President & Chief Operating Oﬃcer Chief Financial Oﬃcer Chief Product Oﬃcer Chief Marketing Oﬃcer Chief Analytics Oﬃcer Chris Swenson Mike Dierken Fred Howard Karthik Anbalagan Craig Pape Chief Legal Oﬃcer Chief Technology Oﬃcer Chief Institutional Business Oﬃcer Chief Audience Oﬃcer Chief Marketplace Operations Oﬃcer Note: The use of any trademarks, names, or logos are for informational purposes only related to each management team members historical experience with/and or association therewith, and does not imply any express or implied endorsement by their respective owners. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

15 Meet the Learners & Experts © Nerdy / TPG Pace Tech Opportunities Corp. 202115 Meet the Learners & Experts © Nerdy / TPG Pace Tech Opportunities Corp. 2021

16 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle Professional/ K-8 High School College/Grad Adult Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked 2 → Grad/college student degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by Proactive and planning ahead. to learn more about something a failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop bad grade be top of the class 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses and VT+. 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1616 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle Professional/ K-8 High School College/Grad Adult Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked 2 → Grad/college student degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by Proactive and planning ahead. to learn more about something a failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop bad grade be top of the class 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses and VT+. 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 16

17 What Sets Us Apart © Nerdy / TPG Pace Tech Opportunities Corp. 202117 What Sets Us Apart © Nerdy / TPG Pace Tech Opportunities Corp. 2021

18 Our Right To Win Quality, Live Scaled Multiple Online Personalized Superior Instructors Selection Formats Experience Value Purpose-Built Operating System for Learning © Nerdy / TPG Pace Tech Opportunities Corp. 202118 Our Right To Win Quality, Live Scaled Multiple Online Personalized Superior Instructors Selection Formats Experience Value Purpose-Built Operating System for Learning © Nerdy / TPG Pace Tech Opportunities Corp. 2021

WHAT SETS US APART Competitive Advantage 19 COMPETITIVE ADVANTAGE Quality Experts What We Do We have built a sizeable network of top Experts nationwide. Instruction is delivered through our online platform, reducing geographic limitations on ﬁnding quality Experts in any subject Why It Matters Expert quality is critical to delivering a great learning experience and building trust and credibility Different Compared to... ● Online directories - limited curation or quality assessment ● Legacy brick and mortar - limited to supply in local geography © © Ner Nerdy / TPG Pace T dy / TPG Pace Tech Opportunities Corp. 2021 ech Opportunities Corp. 2021WHAT SETS US APART Competitive Advantage 19 COMPETITIVE ADVANTAGE Quality Experts What We Do We have built a sizeable network of top Experts nationwide. Instruction is delivered through our online platform, reducing geographic limitations on ﬁnding quality Experts in any subject Why It Matters Expert quality is critical to delivering a great learning experience and building trust and credibility Different Compared to... ● Online directories - limited curation or quality assessment ● Legacy brick and mortar - limited to supply in local geography © © Ner Nerdy / TPG Pace T dy / TPG Pace Tech Opportunities Corp. 2021 ech Opportunities Corp. 2021

WHAT SETS US APART 20 COMPETITIVE ADVANTAGE Scaled Selection What We Do Scaled quality live instruction available in 3,000+ subjects - ability to identify and build supply of Experts across thousands of topics Live 3,000+ Instruction Why It Matters subjects Learners: Can learn large number of subjects on our platform at any age Experts: Instruct across multiple topics of expertise Different Compared to... ● Narrow platforms that offer limited or sole subject breadth - college, elementary, law ● Legacy brick and mortar - limited to supply in local geography © Nerdy / TPG Pace Tech Opportunities Corp. 2021 WHAT SETS US APART 20 COMPETITIVE ADVANTAGE Scaled Selection What We Do Scaled quality live instruction available in 3,000+ subjects - ability to identify and build supply of Experts across thousands of topics Live 3,000+ Instruction Why It Matters subjects Learners: Can learn large number of subjects on our platform at any age Experts: Instruct across multiple topics of expertise Different Compared to... ● Narrow platforms that offer limited or sole subject breadth - college, elementary, law ● Legacy brick and mortar - limited to supply in local geography © Nerdy / TPG Pace Tech Opportunities Corp. 2021

21 COMPETITIVE ADVANTAGE Multiple Format Online Destination Small Group What We Do Classes Average 5-15 participants Single online destination covering multiple learning needs across LIVE and asynchronous One-on-One Personal Instruction Why It Matters Convenient and accessible via our online platform woven together for an integrated and more personalized experience Adaptive Self Study Different Compared to... Assessments & Practice Problems Large Group ● Only self study / recorded content Classes - insufﬁcient format breadth, lack of engagement 500 - 50k participants ● Legacy ofﬂine models - in person, inconvenient © Nerdy / TPG Pace Tech Opportunities Corp. 202121 COMPETITIVE ADVANTAGE Multiple Format Online Destination Small Group What We Do Classes Average 5-15 participants Single online destination covering multiple learning needs across LIVE and asynchronous One-on-One Personal Instruction Why It Matters Convenient and accessible via our online platform woven together for an integrated and more personalized experience Adaptive Self Study Different Compared to... Assessments & Practice Problems Large Group ● Only self study / recorded content Classes - insufﬁcient format breadth, lack of engagement 500 - 50k participants ● Legacy ofﬂine models - in person, inconvenient © Nerdy / TPG Pace Tech Opportunities Corp. 2021

WHAT SETS US APART 22 COMPETITIVE ADVANTAGE Personalized Experience AI-Powered Learner/Expert Matching Both learners, struggling with the same subject, are intelligently matched to the instructor who best ﬁts their speciﬁc needs What We Do Personalization across multiple touchpoints Introvert Low motivation ● matching 1 (100+ total attributes ) ● consultations ● unique learning pathways Why It Matters Every learner is unique, most education solutions teach to the average Extrovert 3.9 GPA High motivation Different Compared to... 1 (100+ total attributes ) ● Online directories - limited curation or assessing of quality ● Legacy brick and mortar - limited to supply in local geography 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. © Nerdy / TPG Pace Tech Opportunities Corp. 2021WHAT SETS US APART 22 COMPETITIVE ADVANTAGE Personalized Experience AI-Powered Learner/Expert Matching Both learners, struggling with the same subject, are intelligently matched to the instructor who best ﬁts their speciﬁc needs What We Do Personalization across multiple touchpoints Introvert Low motivation ● matching 1 (100+ total attributes ) ● consultations ● unique learning pathways Why It Matters Every learner is unique, most education solutions teach to the average Extrovert 3.9 GPA High motivation Different Compared to... 1 (100+ total attributes ) ● Online directories - limited curation or assessing of quality ● Legacy brick and mortar - limited to supply in local geography 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

23 Superior Value for Both Sides of the Network Value for Learners Value for Experts Better Experience Strong Income Potential, Less Hassle Hand-picked experts, tech-enabled tools, multiple Signiﬁcant earnings without effort to ﬁnd new customers learning formats Flexible Schedule Convenient Work where, when, and how you want with 24/7 Learners can interact when, where, and how they want demand in 3,000+ subjects including scheduled and on-demand instruction Platform & Experience Cost Effective Technology tools, personalization, and collaborative Enabling exceptional experience at a great value platform make instruction engaging and enjoyable Trust Get Paid On-Time & Securely Trusted brand for high quality instruction Paid frequently with direct deposit © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2323 Superior Value for Both Sides of the Network Value for Learners Value for Experts Better Experience Strong Income Potential, Less Hassle Hand-picked experts, tech-enabled tools, multiple Signiﬁcant earnings without effort to ﬁnd new customers learning formats Flexible Schedule Convenient Work where, when, and how you want with 24/7 Learners can interact when, where, and how they want demand in 3,000+ subjects including scheduled and on-demand instruction Platform & Experience Cost Effective Technology tools, personalization, and collaborative Enabling exceptional experience at a great value platform make instruction engaging and enjoyable Trust Get Paid On-Time & Securely Trusted brand for high quality instruction Paid frequently with direct deposit © Nerdy / TPG Pace Tech Opportunities Corp. 2021 23

24 How We Do It © Nerdy / TPG Pace Tech Opportunities Corp. 202124 How We Do It © Nerdy / TPG Pace Tech Opportunities Corp. 2021

25 An Operating System Engineered For Learning Adaptive Learning Layer Matching Layer for Curation Layer AI HI Artiﬁcial Intelligence Data Lake for Human Interaction © Nerdy / TPG Pace Tech Opportunities Corp. 202125 An Operating System Engineered For Learning Adaptive Learning Layer Matching Layer for Curation Layer AI HI Artiﬁcial Intelligence Data Lake for Human Interaction © Nerdy / TPG Pace Tech Opportunities Corp. 2021

26 Data Lake Our proprietary data Student preferences Expert interviews An expansive and integrated data set to drive the Expert pipeline algorithms powering our personalized Site interactions interventions Session outcomes Expert assessments Web inquiries Student >80M Phone assessments conversations Usable data points Customer 1 for personalization preferences 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202126 Data Lake Our proprietary data Student preferences Expert interviews An expansive and integrated data set to drive the Expert pipeline algorithms powering our personalized Site interactions interventions Session outcomes Expert assessments Web inquiries Student >80M Phone assessments conversations Usable data points Customer 1 for personalization preferences 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

27 add measurements to in focus tutors Curation Layer Identifying the best experts With our rich database of past learning interactions, we’ve identiﬁed the critical traits, knowledge, and experience that highly correlate to better outcomes 4.9/5 68 1 2 Expert Rating NPS Score Better Experts = Better Outcomes = Better Learner Experience 1. Sources: Average session rating on customer feedback (all time through December 2020). Amounts exclude Legacy Businesses. 2. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. © Nerdy / TPG Pace Tech Opportunities Corp. 202127 add measurements to in focus tutors Curation Layer Identifying the best experts With our rich database of past learning interactions, we’ve identiﬁed the critical traits, knowledge, and experience that highly correlate to better outcomes 4.9/5 68 1 2 Expert Rating NPS Score Better Experts = Better Outcomes = Better Learner Experience 1. Sources: Average session rating on customer feedback (all time through December 2020). Amounts exclude Legacy Businesses. 2. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

28 Rating Match Quality – considering over 100 factors Sample Data set (Experts) ● Sessions per student motivation cohorts ● Sessions per requested subject ● Standardized test math score ● Standardized test science score ● (+ more data points) Jason Priya Sarah Sample Data set (Learners) Matching Layer p p p ● Student grade ijijij ● Current grade Selecting the best expert James performance ● Disposition towards learning ● Desired subject Match p p p ● Schedule availability Score ijijij We optimize across a high dimensional set of ● Previous test score Pankaj ● Motivation features to identify the learner-to-expert matches ● Communication preferences with the best projected probability of a successful ● (+more data points) p p p interaction ijijij Kumiko 100+ >800K Features per learner Learner and expert 1 2 and instructor matches 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. 2. 2012 through December 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Avg. Rating 4.9 NEED EVIDENCE WITH SUPPORTING DATA THAT IT WORKS: Sources: Average session rating on customer feedback (all time thru December 2020, also 4.9/5 on Apple App Store 18.5K ratings) REDUCTION IN REFUNDS, INCREASE IN RENEWALS?28 Rating Match Quality – considering over 100 factors Sample Data set (Experts) ● Sessions per student motivation cohorts ● Sessions per requested subject ● Standardized test math score ● Standardized test science score ● (+ more data points) Jason Priya Sarah Sample Data set (Learners) Matching Layer p p p ● Student grade ijijij ● Current grade Selecting the best expert James performance ● Disposition towards learning ● Desired subject Match p p p ● Schedule availability Score ijijij We optimize across a high dimensional set of ● Previous test score Pankaj ● Motivation features to identify the learner-to-expert matches ● Communication preferences with the best projected probability of a successful ● (+more data points) p p p interaction ijijij Kumiko 100+ >800K Features per learner Learner and expert 1 2 and instructor matches 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. 2. 2012 through December 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Avg. Rating 4.9 NEED EVIDENCE WITH SUPPORTING DATA THAT IT WORKS: Sources: Average session rating on customer feedback (all time thru December 2020, also 4.9/5 on Apple App Store 18.5K ratings) REDUCTION IN REFUNDS, INCREASE IN RENEWALS?

29 Continuous Personalized evolution across Learning Plan ASSESSMENT learning journey Adaptive Adaptive Learning Layer ASSESSMENT ASSESSMENT Learning Plan Personalizing the learning path to mastery Learning Plan evolves 40% more likely to renew after completing an 1 assessment The system adapts after every learning interaction, which matures and compounds its intelligence to deliver increasingly better guidance to the learner. 1. From January 2020 to March 2021, Learners attending a paid online one-on-one session or a paid online class are 40% more likely to renew than those that began but did not complete an assessment. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 NEED EVIDENCE WITH SUPPORTING DATA THAT IT WORKS: OUTCOMES, LIFT IN CONVERSION: Jarvis impact on conversion Jarvis impact on renewals and refunds Any learning lab evidence29 Continuous Personalized evolution across Learning Plan ASSESSMENT learning journey Adaptive Adaptive Learning Layer ASSESSMENT ASSESSMENT Learning Plan Personalizing the learning path to mastery Learning Plan evolves 40% more likely to renew after completing an 1 assessment The system adapts after every learning interaction, which matures and compounds its intelligence to deliver increasingly better guidance to the learner. 1. From January 2020 to March 2021, Learners attending a paid online one-on-one session or a paid online class are 40% more likely to renew than those that began but did not complete an assessment. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 NEED EVIDENCE WITH SUPPORTING DATA THAT IT WORKS: OUTCOMES, LIFT IN CONVERSION: Jarvis impact on conversion Jarvis impact on renewals and refunds Any learning lab evidence

30 Growth © Nerdy / TPG Pace Tech Opportunities Corp. 202130 Growth © Nerdy / TPG Pace Tech Opportunities Corp. 2021

31 We’re Building from Strong Growth Foundations 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +186% +67% +60% Q1-21 YoY Growth Q1-21 YoY Growth Q1-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 . 31 31 We’re Building from Strong Growth Foundations 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +186% +67% +60% Q1-21 YoY Growth Q1-21 YoY Growth Q1-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 . 31

32 Multiple Vectors to Drive Sustainable Growth Targeted M&A International Expansion New product and pricing Product Innovation solutions Self-guided diagnostic tests, practice problems, and study Self Study materials Free live classes with celebrity instructors drive top of funnel Large Format Classes growth & engagement Small Group Classes Affordable group classes for K-12, foreign languages, test prep and more One-on–One Instruction Individualized instruction on purpose built interface. Scheduled and on-demand Tutoring and study options for range of professional testing (CPA exam, Series 7, etc) & professional + skills development Professional Test Prep Full range of standardized test prep including: SAT, ACT, GMAT, LSAT, GRE, MCAT as well as a range of K-12 tests Academic Offering support for K-12, undergraduate and post-graduate learners across more than 3,000+ subjects © Nerdy / TPG Pace Tech Opportunities Corp. 2021 32 Format Expansion Product Expansion Subject Expansion32 Multiple Vectors to Drive Sustainable Growth Targeted M&A International Expansion New product and pricing Product Innovation solutions Self-guided diagnostic tests, practice problems, and study Self Study materials Free live classes with celebrity instructors drive top of funnel Large Format Classes growth & engagement Small Group Classes Affordable group classes for K-12, foreign languages, test prep and more One-on–One Instruction Individualized instruction on purpose built interface. Scheduled and on-demand Tutoring and study options for range of professional testing (CPA exam, Series 7, etc) & professional + skills development Professional Test Prep Full range of standardized test prep including: SAT, ACT, GMAT, LSAT, GRE, MCAT as well as a range of K-12 tests Academic Offering support for K-12, undergraduate and post-graduate learners across more than 3,000+ subjects © Nerdy / TPG Pace Tech Opportunities Corp. 2021 32 Format Expansion Product Expansion Subject Expansion

33 GROWTH VIA NEW SUBJECTS 1,000’s of Potential Professional Subjects Tackling a sizeable opportunity in the Professional segment 1 Professional Hours Consumed CURRENT TOP SUBJECTS NCLEX SERIES 65 Nursing Uniform Investment licensure exam Advisor Law Exam CPA PRAXIS Certiﬁed Public Teaching licensure Accountant and certiﬁcation licensure exam 1. Includes Professional Testing hours consumed. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Hour Consumed33 GROWTH VIA NEW SUBJECTS 1,000’s of Potential Professional Subjects Tackling a sizeable opportunity in the Professional segment 1 Professional Hours Consumed CURRENT TOP SUBJECTS NCLEX SERIES 65 Nursing Uniform Investment licensure exam Advisor Law Exam CPA PRAXIS Certiﬁed Public Teaching licensure Accountant and certiﬁcation licensure exam 1. Includes Professional Testing hours consumed. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Hour Consumed

NEW LEARNING FORMATS 34 $62 bn FORMAT GROWTH 1 Projected U.S. direct-to-consumer learning market size in 2024 Classes revenue increased 185% in 2H 2 2020 , with signiﬁcant ONE-ON-ONE upside remaining 1 $24 bn We’re well positioned vs. legacy ofﬂine options: Wider subject selection Higher quality instructors CLASSES 1 Personalized experience leveraging data $38 bn Convenience of learning from anywhere 1. Projected. Technavio, US Private Tutoring Market (2020-2024); Technavio, US Test Preparation Market (2020-2024); IBISWorld: Fine Arts Schools in the US (16-Jun-2020). 2. Classes revenue in 2H 2020 vs. 2H 2019. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 NEW LEARNING FORMATS 34 $62 bn FORMAT GROWTH 1 Projected U.S. direct-to-consumer learning market size in 2024 Classes revenue increased 185% in 2H 2 2020 , with signiﬁcant ONE-ON-ONE upside remaining 1 $24 bn We’re well positioned vs. legacy ofﬂine options: Wider subject selection Higher quality instructors CLASSES 1 Personalized experience leveraging data $38 bn Convenience of learning from anywhere 1. Projected. Technavio, US Private Tutoring Market (2020-2024); Technavio, US Test Preparation Market (2020-2024); IBISWorld: Fine Arts Schools in the US (16-Jun-2020). 2. Classes revenue in 2H 2020 vs. 2H 2019. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

35 Multi-format usage 1 1st Year Net Sales / User by # of Formats Used is driving $/Learner One-on-One growth Large Group +89% Classes $/Learner 4 formats vs. one-on-one Adaptive Self Study Small Group Classes 1. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Net $ / Learner measured by format usage Oct 1, 2019 - Sept 30, 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202135 Multi-format usage 1 1st Year Net Sales / User by # of Formats Used is driving $/Learner One-on-One growth Large Group +89% Classes $/Learner 4 formats vs. one-on-one Adaptive Self Study Small Group Classes 1. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Net $ / Learner measured by format usage Oct 1, 2019 - Sept 30, 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

36 1 LTV Expansion Accelerating Q1 Q2 2 2 +13% +24% 2020 2020 LTV expansion driven by multi-format 2019 2019 engagement and higher consumption Recent cohorts’ initial LTV signiﬁcantly higher than historical periods Elapsed Quarters Elapsed Quarters 2H 2020 Cohorts surpassed in one quarter the LTV of the same 2019 cohorts after ﬁve Q3 Q4 quarters 2 2020 2 +38% +28% Q3 2020 and Q4 2020 demonstrate 2019 expansion durability 2020 2019 Elapsed Quarters Elapsed Quarters 1. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months, multiplied by average net sales gross margin rate. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2. Percentage change represents most mature quarter LTV of the 2020 cohort as compared to the same quarter of the 2019 cohort. Net LTV Net LTV Net LTV Net LTV36 1 LTV Expansion Accelerating Q1 Q2 2 2 +13% +24% 2020 2020 LTV expansion driven by multi-format 2019 2019 engagement and higher consumption Recent cohorts’ initial LTV signiﬁcantly higher than historical periods Elapsed Quarters Elapsed Quarters 2H 2020 Cohorts surpassed in one quarter the LTV of the same 2019 cohorts after ﬁve Q3 Q4 quarters 2 2020 2 +38% +28% Q3 2020 and Q4 2020 demonstrate 2019 expansion durability 2020 2019 Elapsed Quarters Elapsed Quarters 1. Total Net Sales Lifetime Value (“LTV”) defined as new one-on-one customer cohort actual spend for historical months, multiplied by average net sales gross margin rate. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2. Percentage change represents most mature quarter LTV of the 2020 cohort as compared to the same quarter of the 2019 cohort. Net LTV Net LTV Net LTV Net LTV

37 Building a full funnel approach to new Learner growth Brand (~1/3 of spend) Leveraging StarCourses and high reach channels to build awareness, establish trust, and generate word of mouth Performance (~2/3 of spend) Data and tech-enabled approach to organic and paid search to drive highly efﬁcient growth Note: The use of any trademarks, names, or logos are for informational purposes only and does not imply any express or implied endorsement by their respective owners or current relationship. © Nerdy / TPG Pace Tech Opportunities Corp. 202137 Building a full funnel approach to new Learner growth Brand (~1/3 of spend) Leveraging StarCourses and high reach channels to build awareness, establish trust, and generate word of mouth Performance (~2/3 of spend) Data and tech-enabled approach to organic and paid search to drive highly efﬁcient growth Note: The use of any trademarks, names, or logos are for informational purposes only and does not imply any express or implied endorsement by their respective owners or current relationship. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

38 BRAND BUILDING Large Format StarCourses ✔ Large format live class can accommodate 500-50K+ students ✔ Offered completely free of charge ✔ Format attracts new users, retains existing users, & drives brand ✔ 500K+ registrants, 3M+ class enrollments in 2020 100+ StarCourses taught 58 celebrity partnerships Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 202138 BRAND BUILDING Large Format StarCourses ✔ Large format live class can accommodate 500-50K+ students ✔ Offered completely free of charge ✔ Format attracts new users, retains existing users, & drives brand ✔ 500K+ registrants, 3M+ class enrollments in 2020 100+ StarCourses taught 58 celebrity partnerships Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

39 Establishing a Lasting Brand, 1 Brand Awareness Founded in Trust >2x 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of general population, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 202139 Establishing a Lasting Brand, 1 Brand Awareness Founded in Trust >2x 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of general population, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

40 Building Scale © Nerdy / TPG Pace Tech Opportunities Corp. 202140 Building Scale © Nerdy / TPG Pace Tech Opportunities Corp. 2021

41 We’re Aiming to Build One Hundred, $100M Businesses by Scaling Live Personalized Learning © Nerdy / TPG Pace Tech Opportunities Corp. 202141 We’re Aiming to Build One Hundred, $100M Businesses by Scaling Live Personalized Learning © Nerdy / TPG Pace Tech Opportunities Corp. 2021

42 Our Platform is Designed to Power Growth and Scale Scale Faster w/ Generalizable Capabilities Scale Smarter w/ Machine Learning Scale Leaner w/ Process Automation © Nerdy / TPG Pace Tech Opportunities Corp. 202142 Our Platform is Designed to Power Growth and Scale Scale Faster w/ Generalizable Capabilities Scale Smarter w/ Machine Learning Scale Leaner w/ Process Automation © Nerdy / TPG Pace Tech Opportunities Corp. 2021

43 Scaling Faster: Generalizable Capabilities Enabling Faster Product Expansion Opportunity There is signiﬁcant opportunity across our addressable TAM to extend reach across new segments with our >3x multi-product format strategy Average new initiative 1 consumption growth Leveraging Generalizable Capabilities (through 10 quarters since inception) We built our online platform in a highly extensible manner leveraging technology and infrastructure that could easily be utilized to extend our reach into new audiences like Professional, and new formats like live Classes 1. Average new initiative consumption growth vs. initial launch of one-on-one. One-on-one based on hours consumed starting March 2009. Classes and Professional Testing based upon hours consumed starting August 2018. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Note: Quarterly metrics are unaudited. . 43 Scaling Faster: Generalizable Capabilities Enabling Faster Product Expansion Opportunity There is signiﬁcant opportunity across our addressable TAM to extend reach across new segments with our >3x multi-product format strategy Average new initiative 1 consumption growth Leveraging Generalizable Capabilities (through 10 quarters since inception) We built our online platform in a highly extensible manner leveraging technology and infrastructure that could easily be utilized to extend our reach into new audiences like Professional, and new formats like live Classes 1. Average new initiative consumption growth vs. initial launch of one-on-one. One-on-one based on hours consumed starting March 2009. Classes and Professional Testing based upon hours consumed starting August 2018. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 Note: Quarterly metrics are unaudited. .

44 Scaling Smarter: Machine Learning for More Personalized & Efﬁcient Consultation Opportunity Nearly 2/3rd of customers prefer at least some level of 1 personal consultation when looking for learning help 41% Reduction in sales cost 2 Application of Machine Learning as a % of revenue (2H 2020 vs. 2H 2019) Our models leverage prospective and current client data to reduce internal effort by only contacting people who want to be contacted, when they want, and how they want 1. Halsted strategy group parent survey K-12 N=1,000 August 2019. 2. Sales cost as a % of revenue is based on GAAP revenue and total sales cost, 2H 2020 vs. 2H 2019. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 . 44 Scaling Smarter: Machine Learning for More Personalized & Efﬁcient Consultation Opportunity Nearly 2/3rd of customers prefer at least some level of 1 personal consultation when looking for learning help 41% Reduction in sales cost 2 Application of Machine Learning as a % of revenue (2H 2020 vs. 2H 2019) Our models leverage prospective and current client data to reduce internal effort by only contacting people who want to be contacted, when they want, and how they want 1. Halsted strategy group parent survey K-12 N=1,000 August 2019. 2. Sales cost as a % of revenue is based on GAAP revenue and total sales cost, 2H 2020 vs. 2H 2019. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 .

45 Scaling Leaner: Process Automation to Reduce Expert Curation Costs Opportunity To deliver a great learning experience, you must effectively test an Expert’s subject matter expertise and teaching capabilities 1.2% 1 Expert acquisition cost Application of Process Automation (as a % of Revenue 2H 2020) Utilize data informed automated processes designed to identify and screen for Expert attributes that are most correlated to positive learning results 1. Expert acquisition cost includes third party recruitment cost as well as internal recruitment personnel cost. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 . 45 Scaling Leaner: Process Automation to Reduce Expert Curation Costs Opportunity To deliver a great learning experience, you must effectively test an Expert’s subject matter expertise and teaching capabilities 1.2% 1 Expert acquisition cost Application of Process Automation (as a % of Revenue 2H 2020) Utilize data informed automated processes designed to identify and screen for Expert attributes that are most correlated to positive learning results 1. Expert acquisition cost includes third party recruitment cost as well as internal recruitment personnel cost. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 .

46 Powerful and Reinforcing Growth Flywheels More Learners Expert Platform More opportunities deliver more earnings & quality interactions for 1` top experts. Our end-to-end +67% Active Learner growth seamless experience makes the whole process more convenient >80 Million 2 68 NPS Score Usable data points for 3 personalization Subject & Format Expansion Personalized Leverage experts to create a more Learning comprehensive learning destination that meets more learner needs, creating more Experience 4 4.9/5 Expert rating on-ramps for new customers & cross-sell opportunities Quality Experts 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. YoY growth as of Q1 2021. 2. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. Amounts exclude Legacy Businesses. 3. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. 4. Sources: Average session rating on customer feedback (all time through December 2020). Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202146 Powerful and Reinforcing Growth Flywheels More Learners Expert Platform More opportunities deliver more earnings & quality interactions for 1` top experts. Our end-to-end +67% Active Learner growth seamless experience makes the whole process more convenient >80 Million 2 68 NPS Score Usable data points for 3 personalization Subject & Format Expansion Personalized Leverage experts to create a more Learning comprehensive learning destination that meets more learner needs, creating more Experience 4 4.9/5 Expert rating on-ramps for new customers & cross-sell opportunities Quality Experts 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. YoY growth as of Q1 2021. 2. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700. Amounts exclude Legacy Businesses. 3. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses. 4. Sources: Average session rating on customer feedback (all time through December 2020). Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

47 Financials & Outlook © Nerdy / TPG Pace Tech Opportunities Corp. 202147 Financials & Outlook © Nerdy / TPG Pace Tech Opportunities Corp. 2021

48 Our Monetization Model 3M+ 7M+ Large Group Classes Free # of Free Class Learning 2 3 >500K Sessions Interactions Adaptive Self Study Typical Order (Hours) Typical $/Hour Paid 5-20 $10-$45+ Small Group Classes 87K 9-50 $45-$75+ One-on-One 1. Paid Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in FY 2020. Amounts exclude Legacy Businesses and VT+. Free active learners defined as any account created for free classes or self study, but haven’t purchased a paid product in FY 2020. Amounts exclude Legacy Businesses. 2. Defined as the number of attendees in free class sessions during 2020. 3. Defined as number of Learning Lab interactions from Q3-20 to Q1-21. A Learning Lab interaction includes site interactions and answered questions. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 48 1 Active Learners48 Our Monetization Model 3M+ 7M+ Large Group Classes Free # of Free Class Learning 2 3 >500K Sessions Interactions Adaptive Self Study Typical Order (Hours) Typical $/Hour Paid 5-20 $10-$45+ Small Group Classes 87K 9-50 $45-$75+ One-on-One 1. Paid Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in FY 2020. Amounts exclude Legacy Businesses and VT+. Free active learners defined as any account created for free classes or self study, but haven’t purchased a paid product in FY 2020. Amounts exclude Legacy Businesses. 2. Defined as the number of attendees in free class sessions during 2020. 3. Defined as number of Learning Lab interactions from Q3-20 to Q1-21. A Learning Lab interaction includes site interactions and answered questions. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 48 1 Active Learners

49 Revenue Growth Rates YoY We’ve Built An Agile And Resilient Business School and testing center closures related to the pandemic signiﬁcantly impacted the business throughout 2020 Completed multi-year transition to 100% online in Q2 2020 New product innovation and increased 1 2 adoption of online learning drove signiﬁcant growth in 2H 2020 and Q1 2021 1. Online Growth, represents online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. 2. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202149 Revenue Growth Rates YoY We’ve Built An Agile And Resilient Business School and testing center closures related to the pandemic signiﬁcantly impacted the business throughout 2020 Completed multi-year transition to 100% online in Q2 2020 New product innovation and increased 1 2 adoption of online learning drove signiﬁcant growth in 2H 2020 and Q1 2021 1. Online Growth, represents online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. 2. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

50 Nerdy Seamlessly Transitioned to 100% Online 1 1 Quarterly Online Revenue 2H and Annual Online Revenue 100% YOY 51% YOY 87% YOY 67% YOY 30% YOY 78% YOY 15% YOY 1. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020 Note: Quarterly and semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202150 Nerdy Seamlessly Transitioned to 100% Online 1 1 Quarterly Online Revenue 2H and Annual Online Revenue 100% YOY 51% YOY 87% YOY 67% YOY 30% YOY 78% YOY 15% YOY 1. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020 Note: Quarterly and semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

51 Gross Proﬁt Margin Gross Margin Improvements Driven By Product Expansion Shift toward 100% online improved margins Growth in Classes expected to produce future gross margin expansion Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202151 Gross Proﬁt Margin Gross Margin Improvements Driven By Product Expansion Shift toward 100% online improved margins Growth in Classes expected to produce future gross margin expansion Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

52 Investments in Technology and Automation Drive Efﬁciency Sales Expense % of Revenue Operations & Fulﬁllment Expense % of Revenue Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202152 Investments in Technology and Automation Drive Efﬁciency Sales Expense % of Revenue Operations & Fulﬁllment Expense % of Revenue Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

53 Cash Flow Improvement Through Technology & Operational Efﬁciency 1 Free Cash Flow Multi-year effort to improve unit level economics and free cash ﬂow Proven ability to become self sustaining supports increased growth investments to capture massive opportunity 1. Free Cash Flow (“FCF”) is a non-GAAP financial measure. FCF is defined as the sum of operating cash flow and capital expenditures. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202153 Cash Flow Improvement Through Technology & Operational Efﬁciency 1 Free Cash Flow Multi-year effort to improve unit level economics and free cash ﬂow Proven ability to become self sustaining supports increased growth investments to capture massive opportunity 1. Free Cash Flow (“FCF”) is a non-GAAP financial measure. FCF is defined as the sum of operating cash flow and capital expenditures. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

54 Historical Seasonality and TPG Pace 2021 Forecast by Quarter Historical and Forecasted Quarterly Seasonality as a % of Annual Revenue Annual Revenue Q1: 23-25% Q2: 20-23% Q3: 23-25% Q4: 28-31% 33% YOY 30% YOY 31% 50% 41% YOY YOY YOY 30% YOY 1 2 1. Q1 2020 In Person Revenue accounted for $5.7 million or 25% of Q1 2020 Revenue. Nerdy transitioned to 100% online in Q2 2020. 2. Quarterly and annual revenues for 2021 represent forecasted amounts. Note: Quarterly financial information and historic percentages are unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202154 Historical Seasonality and TPG Pace 2021 Forecast by Quarter Historical and Forecasted Quarterly Seasonality as a % of Annual Revenue Annual Revenue Q1: 23-25% Q2: 20-23% Q3: 23-25% Q4: 28-31% 33% YOY 30% YOY 31% 50% 41% YOY YOY YOY 30% YOY 1 2 1. Q1 2020 In Person Revenue accounted for $5.7 million or 25% of Q1 2020 Revenue. Nerdy transitioned to 100% online in Q2 2020. 2. Quarterly and annual revenues for 2021 represent forecasted amounts. Note: Quarterly financial information and historic percentages are unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

55 1 TPG Pace 2021 Forecast by Quarter Revenue growth driven by multi-format strategy One-on-one strength provides durable base growth. Classes and Professional offerings continue to grow rapidly as we scale Targeted marketing investments extend reach to drive Active Learner growth Signiﬁcant investments in additional talent ensure Nerdy remains at the forefront of innovation; contributing to growth in 2022 and beyond G&A increases driven by public company costs in 2H 2021 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual (“A”) quarterly financial information is unaudited. 2. Other Income (Expense) in Q2 2021 reflects a one-time non-recurring gain of $8.3 million related to the expected forgiveness of a Promissory loan. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 55 55 1 TPG Pace 2021 Forecast by Quarter Revenue growth driven by multi-format strategy One-on-one strength provides durable base growth. Classes and Professional offerings continue to grow rapidly as we scale Targeted marketing investments extend reach to drive Active Learner growth Signiﬁcant investments in additional talent ensure Nerdy remains at the forefront of innovation; contributing to growth in 2022 and beyond G&A increases driven by public company costs in 2H 2021 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual (“A”) quarterly financial information is unaudited. 2. Other Income (Expense) in Q2 2021 reflects a one-time non-recurring gain of $8.3 million related to the expected forgiveness of a Promissory loan. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 55

56 Q1 2021 - Delivering Results Ahead of TPG Pace Forecast 1` Revenue growth driven by Learner and engagement growth, as Learners increasingly adopted our multi-format approach to delivering personalized learning Margin expansion primarily driven by the transition to delivering instruction 100% online, coupled with the increased adoption of our paid small class group offering 1. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 56 56 Q1 2021 - Delivering Results Ahead of TPG Pace Forecast 1` Revenue growth driven by Learner and engagement growth, as Learners increasingly adopted our multi-format approach to delivering personalized learning Margin expansion primarily driven by the transition to delivering instruction 100% online, coupled with the increased adoption of our paid small class group offering 1. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 56

57 Q1 2021 - Continued Momentum and Strong Growth 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +186% +67% +60% Q1-21 YoY Growth Q1-21 YoY Growth Q1-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions is defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 5757 Q1 2021 - Continued Momentum and Strong Growth 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +186% +67% +60% Q1-21 YoY Growth Q1-21 YoY Growth Q1-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions is defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 57

58 1 TPG Pace Forecast Rapid digital acceleration is expected to provide tailwinds to support durable growth Gross margins expansion driven by mix shift to 100% online and Classes Efﬁcient performance marketing coupled with “big swing” marketing investments expected to drive awareness and new customer acquisition Strong unit level economics and focus on operational efﬁciency yield operating leverage improvements +30% revenue growth with continued gross margin expansion. Projected to be Adjusted EBITDA positive in 2023. 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 58 58 1 TPG Pace Forecast Rapid digital acceleration is expected to provide tailwinds to support durable growth Gross margins expansion driven by mix shift to 100% online and Classes Efﬁcient performance marketing coupled with “big swing” marketing investments expected to drive awareness and new customer acquisition Strong unit level economics and focus on operational efﬁciency yield operating leverage improvements +30% revenue growth with continued gross margin expansion. Projected to be Adjusted EBITDA positive in 2023. 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 58

59 Attractive Long-Term Growth and Strong Operating Leverage Long-Term 1 1 1 1 2021F 2022F 2023F Targets Revenue 33% 43% 35% 25-30% Growth 70% 71% 72% Gross Margin 75-80% Tech, Product & G&A 30% 26% 21% 15-20% % Revenue 2 (5%) (2%) 5% Adjusted EBITDA Margin 25-30% Long-term opportunity for growth expected as shift to online learning gains share over the coming decade and beyond 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 5959 Attractive Long-Term Growth and Strong Operating Leverage Long-Term 1 1 1 1 2021F 2022F 2023F Targets Revenue 33% 43% 35% 25-30% Growth 70% 71% 72% Gross Margin 75-80% Tech, Product & G&A 30% 26% 21% 15-20% % Revenue 2 (5%) (2%) 5% Adjusted EBITDA Margin 25-30% Long-term opportunity for growth expected as shift to online learning gains share over the coming decade and beyond 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 59

60 Transaction Overview © Nerdy / TPG Pace Tech Opportunities Corp. 202160 Transaction Overview © Nerdy / TPG Pace Tech Opportunities Corp. 2021

61 Large TAM Ripe for Disruption Leading Direct to Consumer Platform for Learning Attractive Unit Economics Scalable Technology Platform Network Effects and Data Create Deep Competitive Moat Investment Thesis Business is at an Inﬂection Point. Re-Opening Driving Business Acceleration Creating Positive Change Experienced, Entrepreneurial Team © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6161 Large TAM Ripe for Disruption Leading Direct to Consumer Platform for Learning Attractive Unit Economics Scalable Technology Platform Network Effects and Data Create Deep Competitive Moat Investment Thesis Business is at an Inﬂection Point. Re-Opening Driving Business Acceleration Creating Positive Change Experienced, Entrepreneurial Team © Nerdy / TPG Pace Tech Opportunities Corp. 2021 61

62 Sources & Uses / Pro-Forma Valuation Sources & Uses (Illustrative) Post-Transaction Ownership (Illustrative) Sponsor PIPE Investors 5% 9% 1 FPA Investors 9% Existing Nerdy Shareholders 1 51% SPAC IPO 26% 2 Post-Transaction Valuation (Illustrative) 1. Includes unvested employee options and equity awards. 2. Assumes no redemptions by SPAC shareholders. Cash to Nerdy shareholders subject to adjustments. 3. Includes sponsor shares forfeited to FPA investors. 4. Other outstanding instruments from PACE.U IPO and FPA: 12 million warrants for 12 million shares at $11.50 per share; 7.3 million private warrants for 7.3 million shares at $11.50 per share, 4 million Seller Earnout shares, and 4 million Sponsor Earnout shares. 5. Existing Nerdy Shareholder and Sponsor to each receive up to 4 million earn-out shares that vest based off stock price hurdles between $12 and $16 per share over 5 years. Please see slide 70 “Illustrative Fully-Diluted Share Count” for more details. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6262 Sources & Uses / Pro-Forma Valuation Sources & Uses (Illustrative) Post-Transaction Ownership (Illustrative) Sponsor PIPE Investors 5% 9% 1 FPA Investors 9% Existing Nerdy Shareholders 1 51% SPAC IPO 26% 2 Post-Transaction Valuation (Illustrative) 1. Includes unvested employee options and equity awards. 2. Assumes no redemptions by SPAC shareholders. Cash to Nerdy shareholders subject to adjustments. 3. Includes sponsor shares forfeited to FPA investors. 4. Other outstanding instruments from PACE.U IPO and FPA: 12 million warrants for 12 million shares at $11.50 per share; 7.3 million private warrants for 7.3 million shares at $11.50 per share, 4 million Seller Earnout shares, and 4 million Sponsor Earnout shares. 5. Existing Nerdy Shareholder and Sponsor to each receive up to 4 million earn-out shares that vest based off stock price hurdles between $12 and $16 per share over 5 years. Please see slide 70 “Illustrative Fully-Diluted Share Count” for more details. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 62

63 Deﬁning Nerdy’s Public Comparables Asynchronous Consumer Facing Direct-to-Consumer Learning Platform Digital Gig Economy Learning for Adult Learners Platform Platform ▪ Leading learning internet ▪ Leading asynchronous, ▪ Leading freelance digital platform in North America recorded lessons learning services gig economy platform with global platform ▪ Technology solutions purpose audience -built for learning▪ ~300 categories across ▪ 4,600+ courses focused on diverse industry verticals ▪ Direct-to-consumer internet continuing education go-to-market▪ Large market opportunity ▪ Large and expanding TAMs with low online penetration ▪ Similar gross margins with low online-penetration © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6363 Deﬁning Nerdy’s Public Comparables Asynchronous Consumer Facing Direct-to-Consumer Learning Platform Digital Gig Economy Learning for Adult Learners Platform Platform ▪ Leading learning internet ▪ Leading asynchronous, ▪ Leading freelance digital platform in North America recorded lessons learning services gig economy platform with global platform ▪ Technology solutions purpose audience -built for learning▪ ~300 categories across ▪ 4,600+ courses focused on diverse industry verticals ▪ Direct-to-consumer internet continuing education go-to-market▪ Large market opportunity ▪ Large and expanding TAMs with low online penetration ▪ Similar gross margins with low online-penetration © Nerdy / TPG Pace Tech Opportunities Corp. 2021 63

64 Operational Benchmarking 2022F Avg. Revenue Growth: 27% 2022F Avg. Gross Margin 70% Sources for third-party information: SEC filings, S&P Capital IQ as of 5/4/2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 64 Gross Margin Revenue Growth64 Operational Benchmarking 2022F Avg. Revenue Growth: 27% 2022F Avg. Gross Margin 70% Sources for third-party information: SEC filings, S&P Capital IQ as of 5/4/2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 64 Gross Margin Revenue Growth

65 Valuation Benchmarking Avg.: 13.3X 47% Discount to Peers Avg.: 19.3X 48% Discount to Peers Sources for third-party information: SEC filings, S&P Capital IQ as of 5/4/2021. Nerdy valuation multiples assume $10 per share. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 65 2022F EV / Gross Proﬁt 2022F EV / Revenue65 Valuation Benchmarking Avg.: 13.3X 47% Discount to Peers Avg.: 19.3X 48% Discount to Peers Sources for third-party information: SEC filings, S&P Capital IQ as of 5/4/2021. Nerdy valuation multiples assume $10 per share. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 65 2022F EV / Gross Proﬁt 2022F EV / Revenue

66 Anticipated Transaction Timeline Event ▪ Transaction Agreement Executed January 2021 ▪ Transaction Announced March 2021 ▪ Preliminary Proxy Materials Filed with the SEC April 2021 ▪ Analyst Day May 2021 ▪ Q1 Earnings Release ▪ Mail Final Proxy Materials to TPG Pace Shareholders ▪ Set Record Date for TPG Pace Shareholders Vote Q2 2021 ▪ Hold TPG Pace Shareholder Vote and Close Transaction Note: Subject to SEC review and approval timetable. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6666 Anticipated Transaction Timeline Event ▪ Transaction Agreement Executed January 2021 ▪ Transaction Announced March 2021 ▪ Preliminary Proxy Materials Filed with the SEC April 2021 ▪ Analyst Day May 2021 ▪ Q1 Earnings Release ▪ Mail Final Proxy Materials to TPG Pace Shareholders ▪ Set Record Date for TPG Pace Shareholders Vote Q2 2021 ▪ Hold TPG Pace Shareholder Vote and Close Transaction Note: Subject to SEC review and approval timetable. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 66

67 Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 202167 Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 2021

68 2019 - 2020 Quarterly (unaudited) & Annual Financials 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 2. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6868 2019 - 2020 Quarterly (unaudited) & Annual Financials 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 2. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 68

69 Non-GAAP Reconciliations (unaudited) 1 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease and transaction related costs. 2021 includes one-time non-recurring items related to the expected forgiveness of a Promissory loan. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 6969 Non-GAAP Reconciliations (unaudited) 1 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease and transaction related costs. 2021 includes one-time non-recurring items related to the expected forgiveness of a Promissory loan. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 69

70 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately..70 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately..